UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For transition period from: _____ to _____.

Commission File Number: 1-12431

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS

AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.

64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Unity Bank Employees’ Savings and Profit Sharing Plan and Trust

Clinton, NJ:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

As discussed in Note 9 to the financial statements, the entity adopted new accounting guidance related to presentation of fair value of certain investments and disclosure of investments. Certain investments are now shown at contract value rather than fair value on the statement of net assets available for benefits. Prior year disclosures have also been revised to reflect the retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to this matter.

/s/  RSM US LLP

Blue Bell, Pennsylvania

June 28, 2016

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value: (See note 6)
Unity Bancorp, Inc. stock fund	$425,510	$384,033
Mutual Funds	5,323,406	5,897,342
Investments, at contract value (See note 8)
Guaranteed interest contract	958,989	849,671
Total investments	6,707,905	7,131,046
Notes receivable from participants (See note 3)	158,547	147,710
Net assets available for benefits	$6,866,452	$7,278,756

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2015

2015
Additions:
Additions of net assets attributed to:
Contributions:
Employee contributions, including rollovers of $148,734	$777,473
Employer contributions	311,502
Total contributions	1,088,975
Investment income:
Net depreciation in fair value of investments	(309,757)
Interest and dividends	306,549
Net investment loss	(3,208)
Interest income on notes receivable from participants	7,181
Total additions	1,092,948

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(1,501,607)
Administrative expenses	(3,645)
Total deductions	(1,505,252)
Net decrease	(412,304)

Net assets available for benefits:
Balance, beginning of year	7,278,756
Balance, end of year	$6,866,452

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2015 and 2014

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts.  Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contacts, which are reported at contact value).  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In connection with the preparation of the financial statements, the Plan and its management have assessed and reported on subsequent events through the date of issuance of these financial statements.

2.	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 18. Eligible participants can begin making contributions after three months of employment and eligible employees hired after January 1, 2015 are automatically enrolled in the Plan unless an opt out election is made. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 3% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Forfeitures

Any forfeited amounts may reduce the employer's contributions to the Plan or be utilized to pay Plan expenses. At December 31, 2015 and 2014, forfeited non-vested accounts amounted to $5,701 and $5,468 respectively.   For the year ended December 31, 2015, there were no forfeited non-vested account balances utilized.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

3.	Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

×

The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances, currently prime plus 1.0% which was 4.25% at December 31, 2015.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

4.	Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

5.	Tax Status

Effective October 2014, the Plan adopted a prototype plan as a result of a change of the administrative functions of the Plan. Accordingly, the Plan meets the form requirements of Internal Revenue Code Section 401(a). The employer has not applied for a determination letter.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6.	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets that are measured at fair value.   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

 Level 1 Inputs:

×	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

 Level 2 Inputs:

×	Quoted prices for similar assets or liabilities in active markets.
×	Quoted prices for identical or similar assets or liabilities in inactive markets.
×

Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

 Level 3 Inputs:

×	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value:

Unity Bancorp, Inc. stock fund:

This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close.  The fund is valued at the net asset value ("NAV") of the units of stock, cash, interest and accrued dividends. The NAV is used as a practical expedient to estimate fair value.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and December 31, 2014:

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds at fair value	$5,323,406	$-	$-	$5,323,406

Investments measured at NAV (a)				425,510

Total investments at fair value				$5,748,916

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds at fair value	$5,897,342	$-	$-	$5,897,342

Investments measured at NAV (a)				384,033

Total investments at fair value				$6,281,375

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Form 5500:

	As of December 31,
	2015	2014
Net assets available for benefits per the financial statements	$6,866,452	$7,278,756
Differences in:
Investments	158,547	147,710
Receivables - notes receivable from participants	(158,547)	(147,710)
Net assets available for benefits per the Form 5500	$6,866,452	$7,278,756

8.	Guaranteed Investment Contract with Mass Mutual Insurance Company

In 2014, the Plan entered into a fully benefit-responsive guaranteed investment contract with Mass Mutual Insurance Company (“Mass Mutual.”)  Mass Mutual maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at contract value.  Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses.  Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.0 percent.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any require prohibited transaction exemption under ERISA.  The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

9.	Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan adopted the Update for the 2015 Plan year and the Update was retroactively applied to December 31, 2014. Prior year disclosures in Note 6 have been revised to reflect the retrospective application. The impact of adopting this Update is reflected in the financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. The amendments in Part I of this ASU designate contract value as the only required measure for fully benefit-responsive investment contracts. This amendment maintains the relevant information while reducing the cost and complexity of reporting for fully benefit-responsive investment contracts (for example, an adjustment to reconcile contract value to fair value).

The objective of Part II of this Update is to simplify and make more effective the investment disclosure requirements under Topic 820 and under Topics 960, 962, and 965 for employee benefit plans. This Update makes several changes to the disclosure requirements for Defined Benefit Pension Plans. The amendments in Part III  of this Update provide a practical expedient to permit plans to measure investments and investment-related accounts (for example, a liability for a pending trade with a broker) as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. The amendments simplify the measurement of investments and investment-related accounts while not significantly reducing the relevance of the information to users. Furthermore, the disclosures increase the transparency of the measurement date used and events that occur between the measurement date and the plan's fiscal year end. The amendments in all three parts of this Update are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted. The Plan adopted amendments in Parts I and II of this Update for the 2015 Plan year and the Update was retrospectively applied to December 31, 2014. Prior year disclosures in Notes 6 and 8 have been revised to reflect the retrospective application. The impact of adopting this Update is reflected in the financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Schedule H, Line 4(i) - Schedule of Assets

(Held at End of Year)

December 31, 2015

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Unity Bancorp, Inc.	Stock Fund	**	$425,510

	Mutual Funds:
	American Century	American Century Equity Growth Fund	**	764,611
	Nuveen	Nuveen Mid Cap Index Fund	**	738,994
	Franklin	Franklin Growth Fund	**	532,356
	Pimco	Pimco StocksPlus Fund	**	400,629
	American Funds	American Funds EuroPacific Growth Fund	**	347,402
	Invesco	Invesco Comstock Fund	**	323,784
	T Rowe Price	T Rowe Price Retirement 2015 Fund	**	263,648
	Nuveen	Nuveen Small Cap Index Fund	**	251,047
	Babson	Premier Inflation-Protected and Income Fund (Babson)	**	251,034
	Manning & Napier	Manning&Napier Pro - Blend Moderate Term Series Fund	**	227,677
	T Rowe Price	T Rowe Price Retirement 2025 Fund	**	224,054
	Oppenheimer	Oppenheimer Real Estate Investment Fund	**	196,479
	Manning & Napier	Manning&Napier Pro - Blend Maximum Term Series Fund	**	172,831
	Western	Select Strategic Bond Fund (Western)	**	166,669
	Manning & Napier	Manning&Napier Pro - Blend Conservative Term Series Fund	**	141,568
	T Rowe Price	T Rowe Price Retirement 2035 Fund	**	112,895
	T Rowe Price	T Rowe Price Retirement 2045 Fund	**	48,947
	T Rowe Price	T Rowe Price Retirement 2020 Fund	**	47,938
	T Rowe Price	T Rowe Price Retirement 2030 Fund	**	23,969
	T Rowe Price	T Rowe Price Retirement 2055 Fund	**	21,791
	T Rowe Price	T Rowe Price Retirement 2050 Fund	**	17,960
	T Rowe Price	T Rowe Price Retirement 2040 Fund	**	14,353
	Franklin	Franklin Small Cap Value Fund	**	11,294
	Loomis	Loomis Sayles Strategic Inc. Fund	**	7,912
	Oppenheimer	Oppenheimer Gold and Spec Min Fund	**	6,797
	Oppenheimer	Oppenheimer Sr. Floating Rate Fund	**	3,443
	Oppenheimer	Oppenheimer Commodity Strategic Total Return Fund	**	2,324
	MFS	MFS Utilities Fund	**	762
	Babson	Premier Short Duration Bond Fund (Babson)	**	238

*	Mass Mutual Financial Group	Guaranteed Interest	**	958,989 ***

*	Participant Loans	Various terms, 4.25%	**	158,547
				$6,866,452

* A party-in-interest as defined by ERISA.
** Not applicable for participant-directed investments.
*** Represents contract value.

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANK

Date: June 28, 2016

By:

/s/     Alan J. Bedner, Jr.

Alan J. Bedner, Jr.

Plan Administrator

EVP and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm